Exhibit 99.12

Press Release dated October 30, 2003

NEWS RELEASE

Attention business/financial editors and telecommunications reporters:

Call-Net Reports Third Quarter 2003 Results

—	Revenue grows to $204.9 million for the quarter

—	Number of local access lines in service grows by over 29,000 (18,000 residential lines and 11,000 business lines)

—	Launch of Sprint Canada home phone and Fido® wireless phone bundle

—	Cash and available liquidity of approximately $200.0 million

TORONTO, ON, October 30, 2003 — Call-Net Enterprises Inc. (TSX FON, FON.B), a national provider of competitive telecommunications and data services to households and businesses across Canada, today reported financial results for the third quarter ending September 30, 2003.

Consolidated revenue for the third quarter was $204.9 million, a 3.2 per cent increase from the $198.6 million reported for the same period last year. Earnings before interest, taxes, depreciation and amortization were $23.4 million representing an $8.4 million improvement from the third quarter in 2002. For the fourth consecutive quarter, the Company was cash flow self-sufficient, ending the reporting period with $150.6 million in cash and short-term investments.

Bill Linton, president and chief executive officer, commented, “continued strong growth in local service access lines to residential and business customers and the effect of the acquisition of E-force contributed to a solid quarter. Year-to-date, our local service revenues are up over 60 per cent from the same period last year. We activated over 29,000 local line equivalents during the third quarter alone, demonstrating that Canadians are prepared to embrace choice and innovation when it comes to local phone service, despite the barriers to competition that exist in the Canadian market.”

During the third quarter, the Company launched its new Sprint Canada home phone and Fido wireless phone service through an agreement with Microcell Solutions Inc., under the new marketing banner, Red is Smarter. The consumer take-up rate of the offer, driven by the convenience of one point of customer service and one monthly invoice, is running well ahead of management’s expectations. The Company also acquired the assets of Mosaic Performance Solutions Canada (renamed E-force) from Mosaic Group Inc., strengthening its private label business.

Other third quarter highlights included the launch of the next generation networking solutions, called IP Enabled Solutions that allow businesses to migrate to IP-based service utilizing their existing equipment and network. Sprint Canada also completed the securitization of certain accounts receivable in a transaction that resulted in available proceeds of $55.0 million, and raised $35.2 million in equity through a new share offer.

Business

Revenue from business customers in the third quarter was $146.2 million, an increase of $2.6 million or 1.8 per cent from the same period in 2002. Revenue from business customers represents 71 per cent of Call-Net’s total consolidated revenue.

Local access line equivalents grew by approximately 11,000 representing a $4.6 million increase in revenue compared to the same quarter last year, offset by pricing weakness in long distance and data.

Call-Net continued to reap the benefits of its relationship with Sprint, adding a number of marquee customers to its growing list of North American and global enterprises with operations in Canada, including Schneider National, Inc., Top Producers Systems Inc., The Oppenheimer Group, Siemens Business Services Canada Inc., and Bechtel Corporation.

Residential

The residential business unit delivered a solid performance for the quarter. Revenue from bundled products continued to exceed revenue from stand-alone products. Third quarter revenues were $58.7 million, an increase of $3.7 million or 6.7 per cent from the same period in the previous year. During the third quarter, Sprint Canada added approximately 18,000 new local residential lines bringing its total number of lines to over 165,000.

Operating and Carrier Costs

Total operating costs for the third quarter were $73.0 million, a $3.3 million increase over the same period last year, primarily as a result of the one-time selling and marketing costs associated with successful customer acquisition, offset by a reduction in human resource costs and a decrease in bad debt expense. Carrier costs for the third quarter declined to $108.5 million from $113.9 million in the comparable quarter in the previous year, due to network optimization and improvements to regulated carrier costs as a result of recent CRTC decisions.

“We are pleased with our operating performance and remain committed to meeting our guidance targets,” said Roy Graydon, executive vice president and chief financial officer. “We continue to strengthen the financial position of the Company.”

Outlook

The Company will continue to focus on expanding its share of the local residential service market buoyed by the successful launch of the Sprint Canada home phone and Fido wireless bundle.

In the business segment, Call-Net will continue to leverage its relationship with Sprint to win multi-national cross-border customers and cost-effectively deploy specific new products. The Company will also focus on call centre applications using value-added services such as advanced voice recognition (AVR) applications.

On the regulatory front, Call-Net will continue to work towards deriving the full benefits of the CRTC Price Cap related decisions and will continue to pursue a decision with respect to its May 2003 application to jump-start competition in the local residential service market. Call-Net will continue to push for swift and complete compliance by the ILECs to the CRTC’s regulations and decisions. Although there is much work yet to be done to level the playing field with the ILECs, there is an obvious market appetite for choice.

Conference call

Call-Net will host a conference call to discuss its third quarter results later today, Thursday, October 30, 2003 at 1:00 p.m. ET. To participate, dial 416-695-6140 or 1-877-888-7019. The call will be audio web cast live at www.callnet.ca or by entering http://www.newswire.ca/webcast. The call will be available on replay until November 6, 2003.

About Call-Net Enterprises Inc.

Call-Net Enterprises Inc., primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to households and businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 134 co-locations in nine Canadian metropolitan markets, and maintains network facilities in the United States and the United Kingdom. For more information, visit the Company’s web sites at www.callnet.ca and www.sprint.ca.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information contact:
Karen O’Leary
Corporate Communications
416-718-6445
karen.oleary@sprint-canada.com

CALL-NET ENTERPRISES INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

[millions of Canadian dollars]	September 30, 2003	December 31, 2002

ASSETS
Cash and cash equivalents	57.1	34.1
Short-term investments	93.5	90.9

Cash, cash equivalents and short-term investments	150.6	125.0
Accounts receivable	36.1	89.3
Other current assets	75.8	4.4

Total current assets	262.5	218.7

Capital assets	526.1	600.0
Other assets	92.7	101.1

Total assets	881.3	919.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities	174.6	159.4
Long-term liabilities	441.5	511.8
Commitments and contingencies
Shareholders’ equity
Capital stock
Common Shares, unlimited authorized	54.2	50.3
Class B Non-Voting Shares, unlimited authorized	287.8	256.0
Preferred Shares, unlimited authorized	—	—
Deficit	(76.8)	(57.7)

Total shareholders’ equity	265.2	248.6

Total liabilities and shareholders’ equity	881.3	919.8

CALL-NET ENTERPRISES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)

[millions of Canadian dollars, except per share amounts]					Pre-recapitalization

	Three	Nine	Three	Six	Three
	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended
	Sept 30, 2003	Sept 30, 2003	Sept 30, 2002	Sept 30, 2002	Mar 31, 2002

Revenue	204.9	601.2	198.6	396.5	201.8
Carrier charges	108.5	313.1	113.9	232.3	116.8

Gross profit	96.4	288.1	84.7	164.2	85.0
Operating costs	73.0	215.7	69.7	158.9	73.1

Earnings before interest, taxes, depreciation and amortization and unusual items	23.4	72.4	15.0	5.3	11.9
Unusual items	—	7.0	(97.6)	(72.0)	—

Earnings (loss) before interest, taxes, depreciation and amortization	23.4	65.4	112.6	77.3	11.9
Depreciation and amortization	(38.7)	(118.4)	(40.5)	(79.2)	(41.8)
Interest on long-term debt	(11.1)	(34.3)	(15.5)	(31.1)	(60.3)
Interest and other income (expense)	(2.6)	(3.0)	(1.3)	(1.3)	(0.8)
Foreign exchange gain (loss)	(0.4)	73.1	(25.7)	1.9	(1.8)

Income (loss) before taxes	(29.4)	(17.2)	29.6	(32.4)	(92.8)
Income tax benefit (expense)	(0.3)	(1.9)	(0.5)	(0.9)	1.0

Net income (loss) for the period	(29.7)	(19.1)	29.1	(33.3)	(91.8)
Deficit, beginning of period	(47.1)	(57.7)	(62.4)	—	(2,759.4)

Deficit, end of period	(76.8)	(76.8)	(33.3)	(33.3)	(2,851.2)

Basic earnings (loss) per share	(1.13)	(0.77)	1.22	(1.40)	(20.26)
Fully diluted earnings (loss) per share	(1.13)	(0.77)	1.22	(1.40)	(20.26)

CALL-NET ENTERPRISES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

[millions of Canadian dollars]					Pre-recapitalization

	Three	Nine	Three	Six	Months
	Months	Months	Months	Months	Ended
	Ended	Ended	Ended	Ended	March 31,
	Sept 30, 2003	Sept 30, 2003	Sept 30, 2002	Sept 30, 2002	2002

OPERATING ACTIVITIES
Net income (loss) for the period	(29.7)	(19.1)	29.1	(33.3)	(91.8)
Add (deduct) operating items not requiring cash:
Depreciation and amortization	38.7	118.4	40.5	79.2	41.8
Interest and other (income) expense	0.3	1.2	0.4	1.2	(0.2)
Foreign exchange (gain) loss on long-term debt	(1.4)	(68.5)	25.2	(3.0)	1.8
Gain on repurchase of long-term debt	—	—	(93.1)	(93.1)	—
Gains on disposals of capital assets	—	—	(4.5)	(4.5)	—
Write-down of capital assets	—	—	—	10.7	—
Interest on long-term debt	—	—	—	—	35.7
Future income taxes	—	—	—	—	(2.4)

Cash provided by (used in) operations before changes in non-cash working capital	7.9	32.0	(2.4)	(42.8)	(15.1)
Net change in non-cash working capital balances related to operations	(1.7)	(6.7)	1.3	53.9	(8.3)

Cash provided by (used in) operating activities	6.2	25.3	(1.1)	11.1	(23.4)

INVESTING ACTIVITIES
(Increase) decrease in short-term investments	(17.2)	(2.6)	0.1	(12.5)	217.2
Acquisition of capital assets	(13.7)	(30.8)	(21.7)	(53.0)	(16.0)
Acquisition of MPS Canada	(20.0)	(20.0)	—	—	—
Net proceeds on disposal of capital assets and rights	0.9	7.8	8.9	8.9	—
Proceeds on sale of accounts receivable	10.0	10.0	—	—	—
Increase in deferred costs	—	—	—	—	(2.6)

Cash provided by (used in) investing activities	(40.0)	(35.6)	(12.7)	(56.6)	198.6

FINANCING ACTIVITIES
Increase (decrease) in right of way liability	(0.7)	(1.9)	(0.5)	(0.8)	(0.1)
Issuance of Common shares	35.2	35.2	—	—	—
Repurchase of long-term debt	—	—	(29.7)	(29.7)	—

Cash provided by (used in) financing activities	34.5	33.3	(30.2)	(30.5)	(0.1)

Net increase (decrease) in cash and cash equivalents during the period	0.7	23.0	(44.0)	(76.0)	175.1
Cash and cash equivalents, beginning of period	56.4	34.1	46.8	78.8	15.5

Cash and cash equivalents, end of period	57.1	57.1	2.8	2.8	190.6